Form 51-102F3

                             MATERIAL CHANGE REPORT

Item 1 -      Name and Address of Company

              North American Palladium Ltd. (the "Corporation")
              Suite 2116
              130 Adelaide Street West
              Toronto, Ontario
              M5H 3P5

Item 2 -      Date of Material Change

              February 5, 2007

Item 3 -      News Release

              A news release was issued on February 5, 2007 through CCN Matthews news wire service.

Item 4 -      Summary of Material Change

              The Corporation announced that it had entered into a platinum and palladium purchase agreement with Auramet Trading, LLC, a precious metals merchant, providing for the sale of an average of 10,000 ounces of palladium and 500 ounces of platinum per month over a two-year term. At its election, the Corporation may receive advance payments not exceeding, at any time, an aggregate maximum amount of US$25 million. Advance payments will be subject to a discount of LIBOR plus 1.9% p.a. to delivery date.

Item 5 -      Full Description of Material Change

              The Corporation's wholly-owned subsidiary Lac Des Iles Mines Ltd. ("LDI") has entered into a platinum and palladium purchase agreement dated as of January 19, 2007 (the "Agreement") with Auramet Trading, LLC ("Auramet"), a precious metals merchant, providing for the purchase and sale of an average of 10,000 ounces of palladium and 500 ounces of platinum per month. The Corporation is a guarantor of LDI's obligations under the Agreement. LDI may not request any purchase and sale after June 15, 2008 and all sales and payment therefor are required to be settled by December 31, 2008. LDI may receive advance payments not exceeding, at any time, an aggregate maximum of US$25 million.

              The purchase price may be fixed or provisional, determined in the case of fixed by: (i) Auramet's current market bid price at the time of the transaction, and/or (ii) market limit orders by LDI to Auramet that have been concluded; and in the case of provisional, the afternoon fixing of the London Bullion Marketing Association immediately preceding the purchase. In each case such pricing will reflect the forward value corresponding to the scheduled delivery date. Advance payments to LDI may not exceed specified values of fixed and provisionally priced platinum and palladium. Provisional prices must be fixed prior to the scheduled delivery date for

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              such precious metals. Each advance payment will be subject to a discount equal to LIBOR plus 1.9% per annum for the period between the date the advance payment is made and the scheduled delivery date. Upon the delivery of the precious metals to Auramet, Auramet will pay to LDI the difference between the advance payment and the purchase price.

              The Agreement contains conditions precedent to Auramet's obligation to disburse the first advance payment (all of which have been satisfied) and representations, warranties and covenants of LDI, all of which are usual for agreements of this type.

              To secure the obligations of LDI under the Agreement, LDI has granted to Auramet a security interest, among other things, in the concentrates (including the precious and base metals contained therein) mined at the Lac des Iles mine, together with the proceeds arising from the sale of the concentrate, and, by way of security, an assignment of its smelting and refining agreement.

              The Agreement contains usual events of default including the default of LDI of its obligations under the Agreement (or related documents), the bankruptcy or insolvency of LDI or a material adverse change in the financial and/or economic condition of LDI which may have a material adverse effect on the enforceability of the Agreement (or related documents).

              The first advance payment will be used to repay a bridge loan from the Corporation's major shareholder and subsequent advance payments will be used to finance working capital requirements.

Item 6 -      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

              Not applicable.

Item 7 -      Omitted Information

              Not applicable.

Item 8 -      Executive Officer

              Michael Thompson
              Manager Administration and Senior Controller
              Telephone:  807-622-8833 Ext. 1

Item 9 -      Date of Report

              February 6, 2007